SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

JM Global Holding Company

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

46590H101

(CUSIP Number)

Room 1501, 15/F,

SPA Centre 53-55 Lockhart Road, Wanchai,

Hong Kong

852-26306130

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 11, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 46590H101

1	Names of Reporting Person. Zhong Hui Holding Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Republic of Seychelles
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,326,500
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 4,326,500
	10	Shared Dispositive Power (see Item 5 below) 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,326,500
12	Check if the Aggregate Amount in Row (11) Excludes Certain ☐
13	Percent of Class Represented by Amount in Row (11) 77.3%
14	Type of Reporting Person PN

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CUSIP NO. 46590H101

1	Names of Reporting Person. Qi Zhang
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,326,500
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 4,326,500
	10	Shared Dispositive Power (see Item 5 below) 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,326,500
12	Check if the Aggregate Amount in Row (11) Excludes Certain ☐
13	Percent of Class Represented by Amount in Row (11) 77.3%
14	Type of Reporting Person IN

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EXPLANATORY NOTE

This Schedule 13D/A is being filed as an amendment (“Amendment No. 2”) to the statement on Schedule 13D filed on August 10, 2015 (the “Schedule 13D”) with the Securities and Exchange Commission (“SEC”) on behalf of Zhong Hui Holding Limited, a Republic of Seychelles company (“ZHHL”), and Mr. Qi Zhang (the “Principal” and, together with ZHHL, the “Reporting Persons”), with respect to the common stock of JM Global Holding Company (the “Issuer”), pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, to amend and supplement certain information set forth below in the items indicated. Only those items that are amended or supplemented are reported herein. All capitalized terms used in this Amendment No. 2 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 3.    Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is amended and restated in its entirety as follows:

The aggregate purchase price for the shares of the Issuer’s common stock, par value $0.0001 per share (“Common Stock”), currently beneficially owned by the Reporting Persons was $32,522,110. The source of these funds was the working capital of ZHHL.

Item 4.    Purpose of the Transaction

Item 4 of Schedule 13D is amended and restated in its entirety as follows:

In connection with the organization of the Issuer, on April 10, 2015, 1,504,688 shares of the Issuer were purchased by ZHHL for the amount of $25,000, pursuant to a Securities Purchase Agreement dated April 10, 2015 between ZHHL and the Issuer, as more fully described in Item 6 of the Schedule 13D which information is incorporated herein by reference.

In June 2015, ZHHL transferred an aggregate of 334,126 shares of Common Stock of the Issuer to certain directors and officers of the Issuer, at a purchase price of $0.017 per share, pursuant to that certain Securities Assignment Agreement dated June 30, 2015 (the “2015 Assignment Agreement”), by and among ZHHL and the transferee parties thereto (the “Transferees”). Under the 2015 Assignment Agreement, the shares held by Transferees were not subject to the forfeiture requirement in connection with the underwriter’s overallotment option.

On July 29, 2015, simultaneously with the consummation of the Issuer’s initial public offering (“IPO”), ZHHL purchased 250,000 Units (as defined below) of the Issuer at a price of $10.00 per Unit, pursuant to a Unit Subscription Agreement dated May 4, 2015, between the Issuer and ZHHL, as more fully described in Item 6 of the Schedule 13D which information is incorporated herein by reference.

On July 29, 2015, ZHHL acquired an aggregate of 3,000,000 units of the Issuer in the IPO at a price of $10.00 per unit, for an aggregate purchase price of $30,000,000. Each unit consists of one share of Common Stock and one warrant (“Warrant”) to purchase one-half (1/2) of one share of Common Stock, at an exercise price of $5.75 per half-share (as described more fully in the Issuer’s Final Prospectus dated July 23, 2015) (“Unit”). ZHHL used working capital funds for this purchase. In connection with this purchase, ZHHL entered into a Letter Agreement as more fully described in Item 6 of the Schedule 13D which information is incorporated herein by reference.

On September 8, 2015, as contemplated in connection with the IPO, 192,188 shares of Common Stock of the Issuer were returned by ZHHL to the Issuer for no consideration and cancelled because the underwriter's over-allotment option was not exercised.

In January 2016, ZHHL acquired an aggregate of 268,126 shares of Common Stock at the purchase price of $0.017 per share from Tim Richerson and Peter Nathanial, directors and officers of the Issuer, pursuant to that certain Securities Assignment Agreement dated January 15, 2016 (“2016 Transfer Agreement”) by and among ZHHL, Tim Richerson and Peter Nathanial.

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In October 2017, ZHHL sold an aggregate of 170,000 founder shares to Tim Richerson, our Chief Executive Officer and Peter Nathanial, our President, at the purchase price of $0.017 per share, pursuant to that certain Securities Assignment Agreement dated October 11, 2017 (the “2017 Transfer Agreement”).

The shares of Common Stock of the Issuer owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of the Issuer’s Common Stock from time to time and, subject to certain restrictions, may dispose of any or all of the Common Stock held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described in Item 6 below.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D.

With respect to paragraph (b) of Item 4, the Issuer is a blank check company incorporated in Delaware as a business company and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities. Under various agreements between the Issuer and the Reporting Persons as further described in Item 6 below, the Reporting Persons have each agreed (A) to vote its shares in favor of any proposed business combination and (B) not to redeem any shares in connection with a shareholder vote (or tender offer) to approve (or in connection with) a proposed initial business combination. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect to the Issuer.

Item 5.     Interest in Securities of the Issuer

Item 5 of Schedule 13D is amended and restated in its entirety as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 2 to Schedule 13D are incorporated herein by reference.

The Principal may, by reason of his status as the sole director and shareholder of ZHHL, be deemed to own beneficially the securities of which ZHHL beneficially owns. The Principal holds the power to vote and to dispose of the securities beneficially owned by ZHHL.

(c) Except as set forth herein, there have been no other transactions in the class of securities reported on that were effected within the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 5 of Schedule 13D is amended and restated in its entirety as follows:

Founder Securities Purchase Agreement

In connection with the organization of the Issuer, on April 10, 2015, 1,504,688 Shares of the Issuer were purchased by ZHHL for the amount of $25,000 (the “Founder Shares”), pursuant to a Securities Purchase Agreement dated April 10, 2015 between ZHHL and the Issuer (the “Purchase Agreement”). Under the Purchase Agreement, ZHHL acknowledged that the Founder Shares would be subject to certain lock-up provisions to be contained in the Insider Letter (as defined below). The description of the lock-up is described further under “Insider Letter” in this Item 6 below. The Purchase Agreement provided that 192,188 Founder Shares purchased by ZHHL were subject to forfeiture to the extent that the underwriter of the IPO did not exercise its overallotment option in full. The underwriter did not exercise any of its overallotment option, and on September 8, 2015, ZHHL forfeited 192,188 founder shares.

The description of the Securities Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is being filed as Exhibit 10.1 to this Schedule 13D.

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Securities Assignment Agreement

In June 2015, ZHHL transferred an aggregate of 334,126 shares of Common Stock of the Issuer to certain directors and officers of the Issuer, for an aggregate consideration of $5,680 (its cost basis in such shares), pursuant to a Securities Assignment Agreement, dated June 30, 2015 (the “Assignment Agreement”), by and among ZHHL and the transferee parties thereto (the “Transferees”). Under the Assignment Agreement, the shares held by Transferees were not subject to the forfeiture requirement in connection with the underwriter’s overallotment option, as described above.

Unit Subscription Agreement between the Issuer and sponsor

On July 23, 2015, simultaneously with the consummation of the IPO, ZHHL purchased 250,000 Units (the “Placement Units”) of the Issuer at $10.00 per Placement Unit, pursuant to a Unit Subscription Agreement dated May 4, 2015, between the Issuer and ZHHL (the “Subscription Agreement”). The Placement Units and the securities underlying such Placement Units are subject to a lock up provision in the Subscription Agreement, which provides that such securities shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer’s initial business combination, subject to certain limited exceptions as described in the Insider Letter.

The description of the Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on June 16, 2015 (and is incorporated by reference herein as Exhibit 10.2).

Registration Rights Agreement

On July 23, 2015, in connection with the IPO, the Issuer and certain security holders including ZHHL entered into a registration rights agreement, pursuant to which, such holders were granted certain demand and “piggyback” registration rights, which will be subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares offered. The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.5 to the Form 8-K filed by the Issuer with the SEC on July 29, 2015 (and is incorporated by reference herein as Exhibit 10.4).

Insider Letter

On July 23, 2015, in connection with the IPO, the Issuer and certain initial security holders including the Reporting Persons entered into a letter agreement (the “Insider Letter”). Pursuant to the Insider Letter, the Reporting Persons each agreed (A) to vote its Founder Shares, any shares of Common Stock underlying the Placement Units and any public shares in favor of any proposed business combination, (B) not to propose an amendment to the Issuer’s Amended and Restated Certificate of Incorporation that would affect the substance or timing of the Issuer’s obligation to redeem the public shares if the Issuer does not consummate a business combination within 24 months from the completion of the initial public offering, unless the Issuer provides the holders of public shares with the opportunity to redeem such shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, (C) not to redeem any Founder Shares, any shares underlying the Placement Units and 1,000,000 public shares purchased by the Reporting Persons into the right to receive cash from the trust account in connection with a shareholder vote to approve the Issuer’s proposed initial business combination or a vote to amend the provisions of the Issuer’s Amended and Restated Certificate of Incorporation relating to shareholders’ rights or pre-business combination activity and (D) that the Founder Shares and any shares of Common Stock underlying the Placement Units shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. The Principal also agreed that in the event of the liquidation of the Trust Account of the Issuer (as defined in the Insider Letter), he will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject as a result of any claim by any vendor or other person who is owed money by the Issuer for services rendered or products sold to or contracted for the Issuer, or by any target business with which the Issuer has discussed entering into a transaction agreement, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account; provided that such indemnity shall not apply if such vendor or prospective target business executes an agreement waiving any claims against the Trust Account. In the event that the Issuer’s remaining net assets are insufficient to complete the liquidation, the Principal agreed to pay any funds necessary to complete such liquidation.

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Pursuant to the Insider Letter, the Reporting Persons agreed not to sell, assign, transfer or dispose of the Founder Shares until one year after the completion of the Issuer’s initial business combination, or earlier if the closing price of the Issuer’s Common Stock exceeds $12.00 for any 20 trading days within a 30-trading day period at least 150 days following the consummation of the Issuer’s business combination, or earlier, in any case, if, following a business combination, the Issuer engages in a subsequent transaction (1) resulting in the Issuer’s shareholders having the right to exchange their shares for cash or other securities or (2) involving a consolidation, merger or similar transaction that results in change in the majority of the Issuer’s board of directors or management team in which the Issuer is the surviving entity. The Reporting Persons also agreed not to sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position with respect to, the shares underlying the Placement Units, until 30 days after the completion of the Issuer’s initial business combination. Notwithstanding the foregoing, the Insider Letter provided exceptions pursuant to which the Reporting Persons could transfer such shares to certain permitted transferees as further described in the Insider Letter.

The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Form 8-K filed by the Issuer with the SEC on July 29, 2015 (and is incorporated by reference herein as Exhibit 10.3).

Side Letter

On July 23, 2015, in connection with the IPO, the Issuer entered into a letter agreement with ZHHL and Cantor Fitzgerald & Co., the sole underwriter in the IPO (“Side Letter”). Pursuant to the Side Letter, ZHHL agreed, among other things, (i) not to transfer the 1,000,000 shares of Common Stock included in the Units acquired by ZHHL in the IPO (the “Restricted Shares”) prior to the consummation of the Issuer’s initial business combination, (ii) to vote the Restricted Shares in favor of any proposed initial business combination, (iii) not to convert any Restricted Shares for cash from the Issuer’s trust account in connection with a stockholder vote to approve a business combination; and (iv) not to redeem any of the Restricted Shares in connection with any vote on an initial business combination of the Issuer.

The description of the Side Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.13 to the Form 8-K filed by the Issuer with the SEC on July 29, 2015 (and is incorporated by reference herein as Exhibit 10.5).

On October 10, 2017, ZZHL, the Issuer and Cantor Fitzgerald & Co. amended the Side Letter (the “Side Letter Amendment”) to reduce the number of Restricted Shares from 1,000,000 shares to 650,000 shares. The description of the Side Letter Amendment is qualified in its entirety by reference to the full text of such agreement, a copy of which is being filed as Exhibit 10.6 to this Schedule 13D.

Other Agreements

In January 2016, ZHHL acquired an aggregate of 268,126 shares of Common Stock at the purchase price of $0.017 per share from Tim Richerson and Peter Nathanial, directors and officers of the Issuer, pursuant to that certain Securities Assignment Agreement dated January 15, 2016 (“2016 Transfer Agreement”) by and among ZHHL, Tim Richerson and Peter Nathanial.

In October 2017, ZHHL sold an aggregate of 170,000 founder shares to Tim Richerson, our Chief Executive Officer and Peter Nathanial, our President, at the purchase price of $0.017 per share, pursuant to the 2017 Transfer Agreement.

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Item 7.    Material to be Filed as Exhibits

Exhibit 10.1	Securities Purchase Agreement, dated as of April 10, 2015, by and between the Issuer and ZHHL (incorporated by reference to Exhibit 10.1 to the Schedule 13D filed by the Reporting Persons with the SEC on August 10, 2015).

Exhibit 10.2	Unit Subscription Agreement, dated as of May 4, 2015, between the Issuer and ZHHL (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on June 16, 2015).

Exhibit 10.3	Insider Letter, dated as of July 23, 2015, by and among the Issuer, certain initial security holders including the Reporting Persons (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by the Issuer with the SEC on July 29, 2015).

Exhibit 10.4	Registration Rights Agreement, dated as of July 23, 2015, by and among the Issuer and certain initial security holders including the Reporting Persons (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by the Issuer with the SEC on July 29, 2015).

Exhibit 10.5	Side Letter, dated as of July 23, 2015, by and among the Issuer, the Reporting Persons and Cantor Fitzgerald & Co. (incorporated by reference to Exhibit 10.13 to the Form 8-K filed by the Issuer with the SEC on July 29, 2015).

Exhibit 10.6	Side Letter, dated as of October 10, 2017, by and among the Issuer, the Reporting Persons and Cantor Fitzgerald & Co.

Exhibit 99.1	Joint Filing Agreement by and between the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons with the SEC on August 10, 2015).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 31, 2017	Zhong Hui Holding Limited

	By:	/s/ Qi Zhang
	Name:	Qi Zhang
	Title:	Sole Director

/s/ Qi Zhang
Qi Zhang

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